

August 27, 2013

<u>Via E-mail</u>
Mr. Sam Shlomo Elimelech
President
Andain, Inc.
400 South Beverly Drive, Suite 312
Beverly Hills, CA 90212

Re: **Andain, Inc.**
Item 4.01 Form 8-K dated January 28, 2013
Filed March 21, 2013
File No. 000-51216

Dear Mr. Elimelech:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief